UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . . . 2.50 OMB APPROVAL SEC FILE NUMBER 0-27887 CUSIP NUMBER 19421R

(Check one):  ☒  Form 10-K ☐ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR
For Period Ended:               June 30, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Full Name of Registrant COLLECTORS UNIVERSE, INC.
Former Name, if Applicable N/A
Address of Principal Executive Office (Street and Number)
1921 E. Alton Avenue
City, State and Zip Code Santa Ana, CA 92705

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to
Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expen
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution Report n Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

We will be unable to file, within the prescribed time period, our Annual Report on Form 10-K for the year ended June 30, 2008 (the “Form 10-K”), because, based on to the historical and anticipated future operating results of our jewelry businesses, we conducted a preliminary valuation analysis which indicated an impairment of the goodwill and carrying value of the long-lived assets of those businesses.  As a result, in accordance with the applicable accounting rules, we are in the process of conducting a current fair market valuation of the assets of those businesses (which, as of June 30, 2008 and before giving effect to any such impairment, had a carrying value on our books of approximately $18 million) in order to determine the amount of any impairment charge and any related effect on the provision for income taxes for fiscal 2008.  The valuation is in process, but will not be completed in time for us to file the Form 10-K by its due date of September 15, 2008.  However, we do expect to complete that process and make those determinations in time for us to complete and file the Form 10-K prior to the expiration of the 15 calendar day extension period.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Joseph J. Wallace	(949)	567-1245
(Name)	(Area Code)	(Telephone No.)

(2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒  Yes   ☐  No

(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?  ☒  Yes     ☐  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state reasons why a reasonable estimate of the results cannot be made.

    As discussed in Part III above, we are in the process of determining, in accordance with the applicable accounting rules, the fair value of our acquired jewelry businesses in order to determine the amount of any impairment charge we will have to recognize with respect to those businesses and the related impact on our provision for income taxes for fiscal 2008.  At this time we do not have sufficient information to estimate the amounts of that impairment charge or the related impact on income taxes.

    Before giving effect to that impairment charge and any related tax consequence thereof, we expect that the loss from operations and the loss before income taxes for the year ended June 30, 2008 will increase to approximately $6.5 million and $5.4 million, respectively, from approximately $2.9 million and $0.8 million respectively, for fiscal 2007.  We also expect to report that, before giving effect to the impairment charge and the related tax effect, a loss from operations and a loss before income taxes of approximately $1.7 million and $1.5 million, respectively, for the fourth quarter of fiscal 2008, compared to $1.8 million and $1.3 million, respectively, for the fourth quarter of fiscal 2007.

The increases in the operating loss and the loss before income taxes that we expect to report for fiscal 2008 (before taking into account the effects of the above-described impairment charge) are primarily attributable to (i) lower trade show coin grading revenues, (ii) increased coin grading warranty costs, including a charge of $822,000 in the second quarter of fiscal 2008 as a result of higher warranty claims received in that quarter and early in the third quarter, and (iii) increases in the losses incurred by our jewelry businesses as we continued to invest in and develop those businesses.  Also contributing to that pre-tax loss is a decrease, as compared to fiscal 2007, in interest income earned as a result of lower average available cash balances and lower prevailing interest rates.  For the fourth quarter of fiscal 2008, the decrease in our operating loss (before taking into account the effects of the above-described impairment charge), as compared to the fourth quarter of fiscal 2007, is primarily attributable to lower trade show coin revenues offset by higher revenues in our other businesses and lower operating expenses, while the increased pre-tax loss primarily reflects lower interest income.

Cautionary Statements Regarding Forward Looking Information

This Form 12b-25 contains statements regarding our expectations, beliefs or views about our future financial performance, which constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995.  Forward-looking statements can be identified by the use of words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "project," or future or conditional verbs such as "will," "would," "should," "could," or "may."

Due to a number of risks and uncertainties to which our business is subject, our actual financial performance in the future may differ, possibly significantly, from our expected financial performance as set forth in the forward looking statements contained in this Form 12b-25.  Information regarding those risks and uncertainties, and their possible impact on our future financial performance, include, but are not limited to, the risks that our strategy to expand into new collectibles and other high value asset markets, such as the diamond and colored gemstone markets, and to offer new services in our existing markets will not be successful in enabling us to improve our profitability or may even cause us to incur losses.  Additional information regarding these and other risks and uncertainties to which our business is subject is contained in our Annual Report on Form 10-K for our fiscal year ended June 30, 2007 which we filed with the Securities and Exchange Commission on September 13, 2007 and our Quarterly Reports on Form 10-Q for the first three quarters of fiscal 2008.  Due to those risks and uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements contained in this Form 12b-25, which speak only as of its date, or to make predictions about future performance based solely on historical financial performance.  We also disclaim any obligation to update forward-looking statements contained in this Notification Form or in our 2007 Annual Report or 2008 Quarterly Reports filed with the Securities and Exchange Commission.

COLLECTORS UNIVERSE, INC.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: SEPTEMBER 15, 2008	By: /S/ JOSEPH J. WALLACE

INSTRUCTION:
The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature. If statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers:  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).